FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 8, 2004

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Free translation of letters to the Stock Exchanges informing them of the Board of Directors meeting that was held on December 17, 2003.

FREE TRANSLATION

Santiago, December 23, 2003

N°300.03

Electronic Exchange of Chile

Securities Exchange

In compliance with the legal regulations, I am writing to inform you that in the Board of Directors meeting held on December 17, 2003 by Banco Bilbao Vizcaya Argentaria, Chile, the following matters were approved:

a. -) Modification of leasing contracts between Banco Bilbao Vizcaya Argentaria, Chile as lessee and A.F.P. Provida S.A. lessor, in respect to the buildings located in street Cuevas N°561 in the city of Rancagua and street Lincoyán N°354 in the city of Conception.

b. -) Contract between A.F.P. Provida S.A. and Banco Bilbao Vizcaya Argentaria, Chile, by which Banco Bilbao Vizcaya Argentaria, Chile is leasing to A.F.P. Provida S.A, physical spaces in the buildings located in San Martín 69 and Libertador Bernardo O’Higgins 2682 Avenue, both in the city of Santiago.

c. -) Tariff ratifications of Contracts of Pension Payments between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. dated as of February 1, 2003 and modified as of August 11, 2003.

d. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. in order to make a pilot test in the following offices: San Martín 69 in the city of Santiago, Cuevas N° 561 in the city of Rancagua, Lincoyán N°354 in the city of Conception and San Antonio number 220 in the city and commune of Santiago, whose purpose is to render to A.F.P. Provida S.A. the following services: service wires, payments of benefits and reception and collection of obligatory quotations, voluntary quotations, agreed deposits, deposits of voluntary previsual savings, deposits of voluntary saving and slow contributions of indemnification.

e. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Inmobiliaria Mall Viña del Mar S.A. by which, Inmobiliaria Mall Viña del Mar S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Commercial Center Marina Arauco Mall, in the city of Viña del Mar, for the installation of an automatic teller.

f. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Constructora y Administradora Uno S.A., by which, Constructora y Administradora Uno S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Centro Comercial Mall Arauco Maipú, for the installation of two automatic tellers.

g. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Factorline S.A., by which the Factorline S.A. sells, yields and transfers to the Banco Bilbao Vizcaya Argentaria, Chile four trademarks.

h. -) Contract Modification relating to Data processing service benefits between Bank Bilbao Vizcaya Argentaria, Chile and BBVA Bancomer.

i. -) Amendment to contract relating to collection of premiums, between Banco Bilbao Vizcaya Argentaria, Chile and BBVA Seguros de Vida S.A.

j. -) Contract between Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Bizcaya Argentaria, Chile, by which, the first, authorizes the second, at no expense, to solicit the registry and/or use the trademark which include the abbreviations BBVA and/or BBV and all the others that appear in the annexed document to the contract.

The approval of the above mentioned contracts constitutes an essential information with respect to this Banking company.

Sincerely,

Bank Bilbao Bizcaya Argentaria, Chile

María Elisa Abovic Wiegand

Auditor

FREE TRANSLATION

Santiago, December 23, 2003

N°301

Brokers Exhange

Securities Exchange

In compliance with the legal regulations, I am writing to inform you that in the Board of Directors meeting held on December 17, 2003 by Banco Bilbao Vizcaya Argentaria, Chile, the following matters were approved:

a. -) Modification of leasing contracts between Banco Bilbao Vizcaya Argentaria, Chile as lessee and A.F.P. Provida S.A. lessor, in respect to the buildings located in street Cuevas N°561 in the city of Rancagua and street Lincoyán N°354 in the city of Conception.

b. -) Contract between A.F.P. Provida S.A. and Banco Bilbao Vizcaya Argentaria, Chile, by which Banco Bilbao Vizcaya Argentaria, Chile is leasing to A.F.P. Provida S.A, physical spaces in the buildings located in San Martín 69 and Libertador Bernardo O’Higgins 2682 Avenue, both in the city of Santiago.

c. -) Tariff ratifications of Contracts of Pension Payments between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. dated as of February 1, 2003 and modified as of August 11, 2003.

d. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. in order to make a pilot test in the following offices: San Martín 69 in the city of Santiago, Cuevas N° 561 in the city of Rancagua, Lincoyán N°354 in the city of Conception and San Antonio number 220 in the city and commune of Santiago, whose purpose is to render to A.F.P. Provida S.A. the following services: service wires, payments of benefits and reception and collection of obligatory quotations, voluntary quotations, agreed deposits, deposits of voluntary previsual savings, deposits of voluntary saving and slow contributions of indemnification.

e. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Inmobiliaria Mall Viña del Mar S.A. by which, Inmobiliaria Mall Viña del Mar S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Commercial Center Marina Arauco Mall, in the city of Viña del Mar, for the installation of an automatic teller.

f. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Constructora y Administradora Uno S.A., by which, Constructora y Administradora Uno S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Centro Comercial Mall Arauco Maipú, for the installation of two automatic tellers.

g. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Factorline S.A., by which the Factorline S.A. sells, yields and transfers to the Banco Bilbao Vizcaya Argentaria, Chile four trademarks.

h. -) Contract Modification relating to Data processing service benefits between Bank Bilbao Vizcaya Argentaria, Chile and BBVA Bancomer.

i. -) Amendment to contract relating to collection of premiums, between Banco Bilbao Vizcaya Argentaria, Chile and BBVA Seguros de Vida S.A.

j. -) Contract between Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Bizcaya Argentaria, Chile, by which, the first, authorizes the second, at no expense, to solicit the registry and/or use the trademark which include the abbreviations BBVA and/or BBV and all the others that appear in the annexed document to the contract.

The approval of the above mentioned contracts constitutes an essential information with respect to this Banking company.

Sincerely,

Bank Bilbao Bizcaya Argentaria, Chile

María Elisa Abovic Wiegand

Auditor

FREE TRANSLATION

Santiago, December 23, 2003

N°302.03

Santiago Commerce Exchange

Securities Exchange

In compliance with the legal regulations, I am writing to inform you that in the Board of Directors meeting held on December 17, 2003 by Banco Bilbao Vizcaya Argentaria, Chile, the following matters were approved:

a. -) Modification of leasing contracts between Banco Bilbao Vizcaya Argentaria, Chile as lessee and A.F.P. Provida S.A. lessor, in respect to the buildings located in street Cuevas N°561 in the city of Rancagua and street Lincoyán N°354 in the city of Conception.

b. -) Contract between A.F.P. Provida S.A. and Banco Bilbao Vizcaya Argentaria, Chile, by which Banco Bilbao Vizcaya Argentaria, Chile is leasing to A.F.P. Provida S.A, physical spaces in the buildings located in San Martín 69 and Libertador Bernardo O’Higgins 2682 Avenue, both in the city of Santiago.

c. -) Tariff ratifications of Contracts of Pension Payments between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. dated as of February 1, 2003 and modified as of August 11, 2003.

d. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. in order to make a pilot test in the following offices: San Martín 69 in the city of Santiago, Cuevas N° 561 in the city of Rancagua, Lincoyán N°354 in the city of Conception and San Antonio number 220 in the city and commune of Santiago, whose purpose is to render to A.F.P. Provida S.A. the following services: service wires, payments of benefits and reception and collection of obligatory quotations, voluntary quotations, agreed deposits, deposits of voluntary previsual savings, deposits of voluntary saving and slow contributions of indemnification.

e. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Inmobiliaria Mall Viña del Mar S.A. by which, Inmobiliaria Mall Viña del Mar S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Commercial Center Marina Arauco Mall, in the city of Viña del Mar, for the installation of an automatic teller.

f. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Constructora y Administradora Uno S.A., by which, Constructora y Administradora Uno S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Centro Comercial Mall Arauco Maipú, for the installation of two automatic tellers.

g. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Factorline S.A., by which the Factorline S.A. sells, yields and transfers to the Banco Bilbao Vizcaya Argentaria, Chile four trademarks.

h. -) Contract Modification relating to Data processing service benefits between Bank Bilbao Vizcaya Argentaria, Chile and BBVA Bancomer.

i. -) Amendment to contract relating to collection of premiums, between Banco Bilbao Vizcaya Argentaria, Chile and BBVA Seguros de Vida S.A.

j. -) Contract between Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Bizcaya Argentaria, Chile, by which, the first, authorizes the second, at no expense, to solicit the registry and/or use the trademark which include the abbreviations BBVA and/or BBV and all the others that appear in the annexed document to the contract.

The approval of the above mentioned contracts constitutes an essential information with respect to this Banking company.

Sincerely,

Bank Bilbao Bizcaya Argentaria, Chile

María Elisa Abovic Wiegand

Auditor

FREE TRANSLATION

Santiago, December 23, 2003

N°303

Enrique Marshall R.

Superintendent of Banks and Financial Institutions

In compliance with the legal regulations, I am writing to inform you that in the Board of Directors meeting held on December 17, 2003 by Banco Bilbao Vizcaya Argentaria, Chile, the following matters were approved:

a. -) Modification of leasing contracts between Banco Bilbao Vizcaya Argentaria, Chile as lessee and A.F.P. Provida S.A. lessor, in respect to the buildings located in street Cuevas N°561 in the city of Rancagua and street Lincoyán N°354 in the city of Conception.

b. -) Contract between A.F.P. Provida S.A. and Banco Bilbao Vizcaya Argentaria, Chile, by which Banco Bilbao Vizcaya Argentaria, Chile is leasing to A.F.P. Provida S.A, physical spaces in the buildings located in San Martín 69 and Libertador Bernardo O’Higgins 2682 Avenue, both in the city of Santiago.

c. -) Tariff ratifications of Contracts of Pension Payments between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. dated as of February 1, 2003 and modified as of August 11, 2003.

d. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and A.F.P. Provida S.A. in order to make a pilot test in the following offices: San Martín 69 in the city of Santiago, Cuevas N° 561 in the city of Rancagua, Lincoyán N°354 in the city of Conception and San Antonio number 220 in the city and commune of Santiago, whose purpose is to render to A.F.P. Provida S.A. the following services: service wires, payments of benefits and reception and collection of obligatory quotations, voluntary quotations, agreed deposits, deposits of voluntary previsual savings, deposits of voluntary saving and slow contributions of indemnification.

e. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Inmobiliaria Mall Viña del Mar S.A. by which, Inmobiliaria Mall Viña del Mar S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Commercial Center Marina Arauco Mall, in the city of Viña del Mar, for the installation of an automatic teller.

f. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Constructora y Administradora Uno S.A., by which, Constructora y Administradora Uno S.A. leases to Banco Bilbao Vizcaya Argentaria, Chile physical space in the Centro Comercial Mall Arauco Maipú, for the installation of two automatic tellers.

g. -) Contract between Banco Bilbao Vizcaya Argentaria, Chile and Factorline S.A., by which the Factorline S.A. sells, yields and transfers to the Banco Bilbao Vizcaya Argentaria, Chile four trademarks.

h. -) Contract Modification relating to Data processing service benefits between Bank Bilbao Vizcaya Argentaria, Chile and BBVA Bancomer.

i. -) Amendment to contract relating to collection of premiums, between Banco Bilbao Vizcaya Argentaria, Chile and BBVA Seguros de Vida S.A.

j. -) Contract between Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Bizcaya Argentaria, Chile, by which, the first, authorizes the second, at no expense, to solicit the registry and/or use the trademark which include the abbreviations BBVA and/or BBV and all the others that appear in the annexed document to the contract.

The approval of the above mentioned contracts constitutes an essential information with respect to this Banking company.

Sincerely,

Bank Bilbao Bizcaya Argentaria, Chile

Manuel Olivares Rossetti

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: January 8, 2004	By:	/s/ Ramón Monell Valls

Name: Ramón Monell Valls
Title: Chief Executive Officer